                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549




                              FORM 11-K




(Mark One)

  (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934  (FEE REQUIRED)

For The Fiscal Year Ended December 31, 1993


                                 OR


  ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For The Transition Period From                To

Commission File Number 1-7608




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        LOCTITE CORPORATION EMPLOYEE THRIFT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        LOCTITE CORPORATION
                       10 COLUMBUS BOULEVARD
                    HARTFORD, CONNECTICUT 06106

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements:                                PAGE NO.

    Report of Independent Accountants                       2

    Statement of Financial Condition
    - December 31, 1993 and 1992                           3-5

    Statement of Income and Changes in
    Plan Equity - Years ended December 31, 1993,
    1992, and 1991                                         6-10

    Notes to Financial Statements                         11-15

    [Schedules - Schedules I, II, and III
    have been omitted because the required
    information is shown in the financial
    statements or notes thereto.]

(b) Exhibits

    (23) Consent of Independent Accountants                E-1





                             SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on the Committee's behalf by the undersigned, thereunto duly authorized.


              LOCTITE CORPORATION EMPLOYEE THRIFT INVESTMENT PLAN
                                  (Name of Plan)






               By   /s/ Robert L. Aller
                    ----------------------------------------------
                    Robert L. Aller, Senior Vice President
                        and Chief Financial Officer
                    Chairman, Administrative Committee



Date:  June 27, 1994

                 REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Plan Administrator of the Loctite Corporation Employee
 Thrift Investment Plan


In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial status of the Loctite Corporation Employee Thrift Investment Plan at December 31, 1993 and 1992, and the changes in its financial status for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse
Hartford, Connecticut
June 17, 1994

                       Loctite Corporation Employee
                          Thrift Investment Plan
                     Statement of Financial Condition
                        December 31, 1993 and 1992
                                 SHORT TERM             COMPANY STOCK
                                    FUND                    FUND
                              1993      1992         1993         1992
                            --------  --------   -----------  -----------
Assets:
Cash                        $    403  $    352   $    36,974  $        40
Loctite Corporation
  common stock receivable
  (Cost: 1993 - $188,372;
         1992 - $90,772)          --        --       184,151       91,022
Dividends receivable              --        --        74,305       66,459

Investments: (Note 2)
 Loctite Corporation
  common stock at market
  (Cost: 1993 - $8,187,102;
         1992 - $6,934,281)       --        --    13,519,186   15,786,326
 Investment in Diversified
  Equity Fund
  (Cost: 1993 - $3,880,607;
         1992 - $2,988,427)       --        --            --           --
 Investment in insurance
  contracts and other             --        --            --           --

Temporary investments         81,069   139,176            --           --
                            --------  --------   -----------  -----------
Total assets                $ 81,472  $139,528   $13,814,616  $15,943,847
                            ========  ========   ===========  ===========

Liabilities and plan equity:
Accrued expenses            $     --  $  9,853   $        --  $        --
Plan equity                   81,472   129,675    13,814,616   15,943,847
                            --------  --------   -----------  -----------
Total liabilities
  and plan equity           $ 81,472  $139,528   $13,814,616  $15,943,847
                            ========  ========   ===========  ===========

(See accompanying notes to financial statements)

This table is continued on the next page.

                       Loctite Corporation Employee
                          Thrift Investment Plan
                     Statement of Financial Condition
                        December 31, 1993 and 1992
                                  FIXED INCOME            DIVERSIFIED
                                      FUND                EQUITY FUND
                                1993         1992       1993       1992
                            ----------- ----------- ---------- ----------
Assets:
Cash                        $        -- $         1 $       -- $       --
Loctite Corporation
  common stock receivable
  (Cost: 1993 - $188,372;
         1992 - $90,772)             --          --         --         --
Dividends receivable                 --          --         --         --

Investments: (Note 2)
 Loctite Corporation
  common stock at market
  (Cost: 1993 - $8,187,102;
         1992 - $6,934,281)          --          --         --         --
 Investment in Diversified
  Equity Fund
  (Cost: 1993 - $3,880,607;
         1992 - $2,988,427)          --          --  4,766,549  3,304,474
 Investment in insurance
  contracts and other        13,377,948  12,642,478         --         --

Temporary investments                --          --         --         --
                            ----------- ----------- ---------- ----------
Total assets                $13,377,948 $12,642,479 $4,766,549 $3,304,474
                            =========== =========== ========== ==========

Liabilities and plan equity:
Accrued expenses            $     6,600 $    42,000 $    1,800 $    8,400
Plan equity                  13,371,348  12,600,479  4,764,749  3,296,074
                            ----------- ----------- ---------- ----------
Total liabilities
  and plan equity           $13,377,948 $12,642,479 $4,766,549 $3,304,474
                            =========== =========== ========== ==========

(See accompanying notes to financial statements)

This table is continued on the next page.

                       Loctite Corporation Employee
                          Thrift Investment Plan
                     Statement of Financial Condition
                        December 31, 1993 and 1992

                                        TOTAL
                                 1993           1992
                             -----------    -----------
Assets:
Cash                         $    37,377    $       393
Loctite Corporation
  common stock receivable
  (Cost: 1993 - $188,372;
         1992 - $90,772)         184,151         91,022
Dividends receivable              74,305         66,459

Investments: (Note 2)
 Loctite Corporation
  common stock at market
  (Cost: 1993 - $8,187,102;
         1992 - $6,934,281)   13,519,186     15,786,326
 Investment in Diversified
  Equity Fund
  (Cost: 1993 - $3,880,607;
         1992 - $2,988,427)    4,766,549      3,304,474
 Investment in insurance
  contracts and other         13,377,948     12,642,478

Temporary investments             81,069        139,176
                             -----------    -----------
Total assets                 $32,040,585    $32,030,328
                             ===========    ===========

Liabilities and plan equity:
Accrued expenses             $     8,400    $    60,253
Plan equity                   32,032,185     31,970,075
                             -----------    -----------
Total liabilities
  and plan equity            $32,040,585    $32,030,328
                             ===========    ===========

(See accompanying notes to financial statements)

This table ends on this page.

                       Loctite Corporation Employee
                          Thrift Investment Plan
              Statement of Income and Changes in Plan Equity
              Years Ended December 31, 1993, 1992, and 1991
                                       SHORT TERM
                                          FUND
                             1993         1992         1991
                          ----------   ----------   ----------
Contributions and
 transfers:
 Participants             $3,233,577   $2,825,425   $2,570,963
 Interfund transfers      (1,034,063)  (1,139,032)  (1,432,358)
 Banite transfer                  --        3,033           --
 Loctite Corporation
 (Net of forfeitures
    1993 - $ 7,588;
    1992 - $11,220;
    1991 - $ 5,854)               --           --           --
                          ----------   ----------   ----------
Total contributions
 and transfers             2,199,514    1,689,426    1,138,605
                          ----------   ----------   ----------
Investment experience:
 Dividends and interest       17,110       13,436       10,276
 Unrealized appreciation
  (depreciation) of
  investments                     --           --           --
 Realized gain (loss) on
  distribution of
  investments                     --           --           --
                          ----------   ----------   ----------
Total investment
 experience                   17,110       13,436       10,276
                          ----------   ----------   ----------
Disbursements:
 Participant withdrawals
  and distributions        2,264,827    1,550,138    1,190,557
 Plan expenses                    --           --       10,276
                          ----------   ----------   ----------
Total disbursements        2,264,827    1,550,138    1,200,833
                          ----------   ----------   ----------
Net increase (decrease)
 in plan equity              (48,203)     152,724      (51,952)
Plan equity at beginning
 of year                     129,675      (23,049)      28,903
                          ----------   ----------   ----------
Plan equity at end
 of year                  $   81,472   $  129,675   $  (23,049)
                          ==========   ==========   ==========

(See accompanying notes to financial statements)

This table is continued on the next page.

                       Loctite Corporation Employee
                          Thrift Investment Plan
              Statement of Income and Changes in Plan Equity
              Years Ended December 31, 1993, 1992, and 1991
                                      COMPANY STOCK
                                          FUND
                              1993        1992         1991
                         -----------  -----------  -----------
Contributions and
 transfers:
 Participants            $        --  $        --  $        --
 Interfund transfers         448,463      434,919      347,494
 Banite transfer                  --           --           --
 Loctite Corporation
 (Net of forfeitures
    1993 - $ 7,588;
    1992 - $11,220;
    1991 - $ 5,854)        1,305,163    1,170,910    1,040,664
                         -----------  -----------  -----------
Total contributions
 and transfers             1,753,626    1,605,829    1,388,158
                         -----------  -----------  -----------
Investment experience:
 Dividends and interest      289,783      256,687      233,229
 Unrealized appreciation
  (depreciation) of
  investments             (3,524,433)  (2,554,259)   6,352,633
 Realized gain (loss) on
  distribution of
  investments                419,872    1,115,591      492,137
                         -----------  -----------  -----------
Total investment
 experience               (2,814,778)  (1,181,981)   7,077,999
                         -----------  -----------  -----------
Disbursements:
 Participant withdrawals
  and distributions        1,068,079    1,535,059    1,241,244
 Plan expenses                    --           --           --
                         -----------  -----------  -----------
Total disbursements        1,068,079    1,535,059    1,241,244
                         -----------  -----------  -----------
Net increase (decrease)
 in plan equity           (2,129,231)  (1,111,211)   7,224,913
Plan equity at beginning
 of year                  15,943,847   17,055,058    9,830,145
                         -----------  -----------  -----------
Plan equity at end
 of year                 $13,814,616  $15,943,847  $17,055,058
                         ===========  ===========  ===========

(See accompanying notes to financial statements)

This table is continued on the next page.

                       Loctite Corporation Employee
                          Thrift Investment Plan
              Statement of Income and Changes in Plan Equity
              Years Ended December 31, 1993, 1992, and 1991
                                        FIXED INCOME
                                            FUND
                              1993          1992          1991
                          -----------   -----------   -----------
Contributions and
 transfers:
 Participants             $        --   $        --   $        --
 Interfund transfers         (207,690)      133,072       840,925
 Banite transfer                   --        18,402            --
 Loctite Corporation
 (Net of forfeitures
    1993 - $ 7,588;
    1992 - $11,220;
    1991 - $ 5,854)                --            --            --
                          -----------   -----------   -----------
Total contributions
 and transfers               (207,690)      151,474       840,925
                          -----------   -----------   -----------
Investment experience:
 Dividends and interest     1,018,159       927,451       871,988
 Unrealized appreciation
  (depreciation) of
  investments                      --            --            --
 Realized gain (loss) on
  distribution of
  investments                      --            --            --
                          -----------   -----------   -----------
Total investment
 experience                 1,018,159       927,451       871,988
                          -----------   -----------   -----------
Disbursements:
 Participant withdrawals
  and distributions                --            --       654,590
 Plan expenses                 39,600        42,000        40,800
                          -----------   -----------   -----------
Total disbursements            39,600        42,000       695,390
                          -----------   -----------   -----------
Net increase (decrease)
 in plan equity               770,869     1,036,925     1,017,523
Plan equity at beginning
 of year                   12,600,479    11,563,554    10,546,031
                          -----------   -----------   -----------
Plan equity at end
 of year                  $13,371,348   $12,600,479   $11,563,554
                          ===========   ===========   ===========

(See accompanying notes to financial statements)

This table is continued on the next page.

                       Loctite Corporation Employee
                          Thrift Investment Plan
              Statement of Income and Changes in Plan Equity
              Years Ended December 31, 1993, 1992, and 1991
                                       DIVERSIFIED
                                       EQUITY FUND
                             1993         1992         1991
                          ----------   ----------   ----------
Contributions and
 transfers:
 Participants             $       --   $       --   $       --
 Interfund transfers         793,290      571,041      243,939
 Banite transfer                  --           --           --
 Loctite Corporation
 (Net of forfeitures
    1993 - $ 7,588;
    1992 - $11,220;
    1991 - $ 5,854)               --           --           --
                          ----------   ----------   ----------
Total contributions
 and transfers               793,290      571,041      243,939
                          ----------   ----------   ----------
Investment experience:
 Dividends and interest       98,603      105,156       97,747
 Unrealized appreciation
  (depreciation) of
  investments                569,310      289,775      404,909
 Realized gain (loss) on
  distribution of
  investments                 18,272          183       (1,265)
                          ----------   ----------   ----------
Total investment
 experience                  686,185      395,114      501,391
                          ----------   ----------   ----------
Disbursements:
 Participant withdrawals
  and distributions               --           --           --
 Plan expenses                10,800        8,400        7,500
                          ----------   ----------   ----------
Total disbursements           10,800        8,400        7,500
                          ----------   ----------   ----------
Net increase (decrease)
 in plan equity            1,468,675      957,755      737,830
Plan equity at beginning
 of year                   3,296,074    2,338,319    1,600,489
                          ----------   ----------   ----------
Plan equity at end
 of year                  $4,764,749   $3,296,074   $2,338,319
                          ==========   ==========   ==========

(See accompanying notes to financial statements)

This table is continued on the next page.

                       Loctite Corporation Employee
                          Thrift Investment Plan
              Statement of Income and Changes in Plan Equity
              Years Ended December 31, 1993, 1992, and 1991
                                            TOTAL

                              1993          1992          1991
                          -----------   -----------   -----------
Contributions and
 transfers:
 Participants             $ 3,233,577   $ 2,825,425   $ 2,570,963
 Interfund transfers               --            --            --
 Banite transfer                   --        21,435            --
 Loctite Corporation
 (Net of forfeitures
    1993 - $ 7,588;
    1992 - $11,220;
    1991 - $ 5,854)         1,305,163     1,170,910     1,040,664
                          -----------   -----------   -----------
Total contributions
 and transfers              4,538,740     4,017,770     3,611,627
                          -----------   -----------   -----------
Investment experience:
 Dividends and interest     1,423,655     1,302,730     1,213,240
 Unrealized appreciation
  (depreciation) of
  investments              (2,955,123)   (2,264,484)    6,757,542
 Realized gain (loss) on
  distribution of
  investments                 438,144     1,115,774       490,872
                          -----------   -----------   -----------
Total investment
 experience                (1,093,324)      154,020     8,461,654
                          -----------   -----------   -----------
Disbursements:
 Participant withdrawals
  and distributions         3,332,906     3,085,197     3,086,391
 Plan expenses                 50,400        50,400        58,576
                          -----------   -----------   -----------
Total disbursements         3,383,306     3,135,597     3,144,967
                          -----------   -----------   -----------
Net increase (decrease)
 in plan equity                62,110     1,036,193     8,928,314
Plan equity at beginning
 of year                   31,970,075    30,933,882    22,005,568
                          -----------   -----------   -----------
Plan equity at end
 of year                  $32,032,185   $31,970,075   $30,933,882
                          ===========   ===========   ===========

(See accompanying notes to financial statements)

This table ends on this page.

                      LOCTITE CORPORATION EMPLOYEE
                         THRIFT INVESTMENT PLAN
                      NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The Plan became effective on January 1, 1982 and is a qualified defined contribution thrift plan which enables employees to save systematically through payroll deductions. Through April 30, 1994, eligible employees were able to participate in the Plan after completion of at least one year of service. Effective May 1, 1994, eligible employees may participate in the Plan after completion of three months of service. The Plan will also accept rollovers from other qualified plans.

Participants may elect to make a contribution of one to sixteen percent of their compensation. Participant contributions are made through payroll deductions and, through April 30, 1994, were invested at the participant's election into one or a combination of three funds:

  COMPANY STOCK FUND

  The Company Stock Fund is invested solely in Loctite Corporation common stock. Participants' contributions to the Company Stock Fund are limited to a maximum of 25% of their contributions.

  FIXED INCOME FUND

  The Fixed Income Fund is invested in securities and obligations which produce a fixed rate of return. Participants' contributions made in 1993 to the Fixed Income Fund were invested in a deposit administration contract with New York Life Insurance Company, which guarantees an effective annual rate of 5.60% compounded annually, maturing on December 31, 1998. Participants' contributions made in 1992 to the Fixed Income Fund were invested in a deposit administration contract with Continental Assurance Company which guarantees an effective annual rate of 6.60% compounded annually, maturing on December 31, 1997. Participants' contributions made in 1991, originally invested in the Fleet Bank, N.A. Temporary Investment Fund were invested in a deposit administration contract with Continental Assurance Company which guarantees an effective annual rate of 6.72% compounded annually, maturing on December 31, 1996. In October 1991, a deposit administration contract was opened with Hartford Life Insurance Company which guarantees an effective annual rate of 7.51% compounded annually, maturing on October 21, 1996.

  DIVERSIFIED EQUITY FUND

  The Diversified Equity Fund is invested in equity securities. Participants' contributions to the Diversified Equity Fund through April 30, 1994, were invested in an open-end, diversified investment management company, Fidelity Advisor Institutional Equity Portfolio Income, with the Fidelity Investments Institutional Services Company.

Effective May 1, 1994, the Plan was amended to offer two additional investment choices. In addition to the three funds defined above, the Plan also offers an open-end diversified management company with Fidelity

Investments: Fidelity Magellan Fund, and an open-end diversified management company with Templeton Funds, Inc.: Templeton Foreign Fund.

Monthly contributions are made by the Company, in shares of its common stock, in an amount equal to fifty percent of each participant's contribution (up to 6% of participant compensation). Forfeitures of participants' non-vested Company Stock Fund accounts are used by the Company to reduce its contributions to the Plan.

Participants are fully vested at all times in their contributions and the investment experience associated therewith. Participants become fully vested in the Company's contributions and the investment experience associated therewith when they complete five years of service with the Company or after two years of participation in the Plan, whichever is more favorable to the employee. In the event of the participant's death, disability, or retirement, all amounts in the participant's account become fully vested.

Employees may begin withdrawing their before-tax contributions and earnings from the Plan at age 59 1/2. Effective May 1, 1994, the Plan also allows participants to borrow from their vested account balances. Withdrawals or distributions are made from participants' vested balances in their elected funds. The funds are paid in cash from the Short Term Fund and in common stock from the Company Stock Fund.

The Short Term Fund receives the monthly participant contributions and invests them in short term instruments pending allocation of the contributions to the elected funds. The Short Term Fund is invested in Fleet Bank, N.A. Short Term Investment Fund.

The Company anticipates the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event the Plan is terminated, participants receive all funds in their accounts including common stock, whether or not vested.

Employees participating in the Plan were as follows:
[CAPTION]
                           December 31,  December 31,   December 31,
                               1993          1992           1991
                           ------------  ------------   ------------
[S]                           [C]           [C]            [C]
Company Stock Fund            1,049         1,044          1,009

Fixed Income Fund             1,009         1,020            993

Diversified Equity Fund         542           507            443

The participants above may have invested in more than one of the investment funds. All Plan participants are enrolled in the Company Stock Fund because of the Company's matching contribution, which is credited to that fund. The number of participants electing to direct a portion of their contributions to the Company Stock Fund were 629, 613, and 540 respectively, at December 31, 1993, 1992, and 1991.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The investments in the Fixed Income Fund and the Short Term Fund are valued at cost plus interest earned.

The investments and receivable in the Company Stock Fund are valued at market. The investments in the Diversified Equity Fund are valued by the investment manager at estimated fair market value.

The expenses of operating the Loctite Corporation Employee Thrift
Investment Plan are payable from assets held by the Plan, unless the Company elects to pay such expenses. The Plan incurred operating expenses of $50,400, $50,400, and $58,576 for the years ended
December 31, 1993, 1992, and 1991, respectively.

The realized gain on the investments distributed to participants from the Company Stock Fund represents the difference between the average monthly market price and the average cost of the Loctite Common Stock. The realized gain (loss) on the distribution of investments in the Diversified Equity Fund represents the excess (deficiency) of proceeds from the sale of the investments over the cost of the specifically identified investments.

Neither the Plan nor the Trust are subject to federal income tax as the Plan and Trust have been determined by the IRS to satisfy the qualification and exemption requirements of sections 401(a) and (k) and 501(a), respectively, of the Internal Revenue Code of 1986.

NOTE 3 - INVESTMENT IN LOCTITE CORPORATION COMMON STOCK

During 1993 and 1992, net issuances and (redemptions) of the Company Stock Fund were 19,961 and (737) shares, respectively, of Loctite
Corporation common stock. These shares were issued and redeemed by the Company at the average monthly market price. The above mentioned shares have been restated to reflect a two-for-one stock split effective
March 19, 1991.

NOTE 4 - MASTER TRUST

The assets of the Plan, the assets of the Retirement Plan of Loctite Corporation and the assets of the Retirement and Savings Plan of Loctite Puerto Rico, Inc. are maintained under a Master Trust Agreement with Fleet Bank, N.A., Trustee. The assets of the Plan and the assets of each Retirement Plan are segregated, and accounted for and reported on separately by the Trustee. Therefore, separate financial statements of the Master Trust have not been included.

NOTE 5 - PARTICIPANTS' TAX STATUS

Effective January 1, 1985, participants could elect to make contributions in amounts from 1% to 10% on a pre-tax basis and from 1% to 16% on an after-tax basis or any combination thereof up to a total of 16% of their compensation. From January 1, 1991, through August 31, 1991, the maximum contribution for the members whose earnings exceeded $60,535 was limited to 7% on a pre-tax basis and 8% for a combination of pre-tax and after-tax contributions. Effective September 1, 1991, the maximum contribution for these members was decreased to 6% pre-tax and 7% for a combination of pre-tax and after-tax contributions. Effective
January 1, 1992, the maximum contribution for members whose earnings exceeded $62,345 remained at 6% and 7% respectively. Effective
January 1, 1993, the maximum contribution for members whose earnings exceeded $64,245 remained at 6% and 7% respectively. Pre-tax contributions, the Company's contributions and the investment experience are generally not taxable to the participant until withdrawn or distributed from the Plan. Pre-tax contributions are subject to reduction in the event that such contributions exceed limitations imposed by the Internal Revenue Code.

NOTE 6 - GAIN ON SALE OF STOCK

The following tables summarize the net gain on sale of stock during 1993:
[CAPTION]
                                                            Gain on
                      Number of                             Sale of
                     Shares Sold   Proceeds       Cost       Stock
                     -----------  ----------    --------    --------
[S]                     [C]       [C]           [C]         [C]
Loctite Corporation
  Common Stock Fund     27,123    $1,068,078    $648,206    $419,872

Diversified
  Equity Fund            7,054       104,678      86,406      18,272
                        ------    ----------    --------    --------
Total                   34,177    $1,172,756    $734,612    $438,144
                        ======    ==========    ========    ========

The Department of Labor requires plans to report such gains and losses under the current value method. Such method calculates realized gains and losses on investments sold as sales proceeds less the current value as of the beginning of the year (or acquisition cost if acquired during the year). Unrealized gains and losses are calculated as the current value of the investments held at the end of the year less their current value as of the beginning of the year (or acquisition cost if acquired during the year). Realized and unrealized gains and losses calculated using the current value method for the year ended December 31, 1993 and the amounts presented in the financial statements are reconciled as follows:
[CAPTION]
                                          Financial
                                          Statements       Form 5500
                                          -----------     -----------
[S]                                       [C]             [C]
Net gain/(loss) on investments
  sold                                    $   438,144     $  (150,848)

Unrealized loss in fair
  market value of investments              (2,955,123)     (2,366,131)
                                          -----------     -----------
Net loss                                  $(2,516,979)    $(2,516,979)
                                          ===========     ===========

NOTE 7 - REQUESTED DISTRIBUTIONS AND WITHDRAWALS

The following is a summary of distributions and withdrawals requested by participants which had not yet been paid on the respective plan year end:
[CAPTION]
                                           December 31,     December 31,
                                               1993             1992
                                           ------------     ------------
[S]                                          [C]              [C]
Short Term Fund                              $171,342         $18,931

Company Stock Fund                            143,472          25,002

Fixed Income Fund                                  --              --

Diversified Equity Fund                            --              --

These amounts are reflected as liabilities in the Plan's Form 5500.

                            INDEX TO EXHIBITS


Description                                              Page No.

(23) Consent of Independent Accountants                    E-1